

June 17, 2011

Via Email
Stephanie C. Hildebrandt, Esq.
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

      Re: **Enterprise Products Partners L.P.**
               Registration Statement on Form S-4
               Filed May 18, 2011
               File No. 333-174321

Dear Ms. Hildebrandt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not be in a position to declare your filing effective until you have satisfactorily replied to and we have cleared all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010.

2. We note that you have not filed certain exhibits to the registration statement. We request that you file these exhibits as early as possible so that we will have sufficient time to review them before you submit a request for acceleration of effectiveness of your registration statement.

3. In an appropriate place in your filing, please provide the information required by Item 402(t) of Regulation S-K or tell us why you think it is not appropriate to do so.

The Merger, page 39

Background of the Merger, page 39

4. We note references on pages 41, 42 and 43 to discussions regarding the evaluation by Duncan's ACG Committee of possible alternatives to the proposed transaction with Enterprise. Please revise your disclosure to provide more detail about the alternatives considered by Duncan's ACG Committee.

Opinion of the Duncan ACG Committee's Financial Advisor, page 53

General, page 62

5. We note your disclosure that in the two years prior to the date of Morgan Stanley's opinion, Morgan Stanley provided financing services for Enterprise and Duncan and received fees in connection with such services. Please revise your disclosure to include the amounts of any such fees received or to be received required by Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

The Merger Agreement, page 65

6. We note your disclaimer regarding the representations and warranties in your merger agreement. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be effective when you are aware of material contradictory information. Please revise your disclosure to include a clear statement of the company's disclosure obligations with respect to material contradictory information. In addition, please remove language that states that the representations and warranties in the agreements are qualified by additional information – particularly additional non-public information – not disclosed in your registration statement. The company's obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit to the registration statement.

Item 22. Undertakings, page II-3

7. Please revise to include the undertaking required by Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions you may have.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: David C. Buck, Esq.
        Andrews Kurth LLP